Exhibit 1.02

Teleflex Incorporated

Conflict Minerals Report

for the Year Ended December 31, 2013

This Conflict Minerals Report of Teleflex Incorporated (herein referred to as “we,” “us,” “our,” “Teleflex” or the “Company”) for the year ended December 31, 2013 is provided pursuant to the requirements of Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). This report is not audited.

In this report, the term “3TG” is used to refer to the minerals cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.

1. Company Overview

Teleflex is a global provider of medical technology products. We primarily design, develop, manufacture and supply single-use medical devices that are used by hospitals and healthcare providers for common diagnostic and therapeutic procedures in critical care and surgical applications. We market and sell our products to hospitals and healthcare providers in more than 150 countries through a combination of our direct sales force and distributors. We manufacture our products at 27 manufacturing sites, with major manufacturing operations located in the Czech Republic, Germany, Malaysia, Mexico and the United States.

2. Supply Chain Overview

Materials used in the manufacture of our products are purchased from a large number of suppliers in diverse geographic locations. Teleflex, as a purchaser, is several steps removed in the supply chain from the actual mining of conflict minerals. As our supply chain is complex, Teleflex relies upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. A large number of our suppliers and their suppliers are private companies or international companies which are not subject to SEC regulations therefore obtaining information related to this Rule is subject to those companies cooperation.

3. Reasonable Country of Origin Inquiry

In conducting our reasonable country of origin inquiry, we took a commodity-focused approach to identify those products known or expected to contain 3TG, particularly those of our products encompassing metal or plastics components. Our initial efforts in this regard involved selecting a sample of our products expected to contain 3TG and reviewing bills of materials of those selected products to identify if any components contained 3TG and contacting suppliers to obtain additional information regarding the components, if necessary. Based on the results of that review, we determined that 3TG is contained in certain products across our product groups, primarily in electronics and certain plastics and surgical instruments.

With respect to the selected products we determined to contain 3TG, we contacted the suppliers of the component parts which contained 3TG to perform a reasonable country of origin inquiry (RCOI) using the template developed jointly by the companies of the Electronic Industry Citizenship Coalition (EICC)

and the Global e-Sustainability Initiative (GeSI) as a guideline. Due to the breadth and complexity of our supply chain we were not able to determine the origin of the mines or smelters where the minerals originated or were processed as our suppliers were unable to confirm whether the component parts containing 3TG originated from the Democratic Republic of the Congo region and we expect it will take time for our suppliers to verify the origin of all of the minerals.

As described below, our due diligence efforts encompass an expansion of the scope of inquiry regarding the country of origin of 3TG parts and components included in our products.

4. Due Diligence Program

Design

Our due diligence processes and efforts are being designed to conform, in all material respects, with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten. In this regard, the following is a discussion of the measures undertaken by Teleflex for the reporting year covered by this report:

Procedures Performed

Our conflict minerals due diligence process included: the development of a Conflict Minerals Policy, sending surveys to gather smelter origin data, assessing survey responses, establishment of a Governance Structure with cross functional team members and senior executives, and protocols for Communication to Suppliers including a grievance mechanism and Record Keeping Procedures.

Conflict Minerals Policy

Our policy is posted under the “About Us - Suppliers” section of our website at www.teleflex.com and is attached as Appendix A to this Report.

Governance Structure

Teleflex has established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Steering Committee led by certain members of senior management and a team of subject matter experts from relevant functions such as, purchasing, manufacturing and engineering. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis. We periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

Communication to Suppliers

Teleflex has established a Conflict Minerals Policy which includes supplier expectations and a method for reporting concerns which is posted under the “About Us – Suppliers” section of our website at www.teleflex.com.

Record Keeping Procedures

Teleflex has established our due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation.

5. Limitations on Our Due Diligence Efforts

We are a downstream purchaser of parts and components. As a result, we do not have data relating to the original sources of materials necessary to the functionality or manufacture of our products. We must rely on our suppliers who, in turn, must rely on their upstream suppliers in the supply chain to obtain necessary information. Information supplied by various entities in the supply chain may be inaccurate or incomplete. Moreover, as this is the first year in which the Rule is operative, we have encountered supplier unfamiliarity with the data gathering process required by the Rule, which we believe has delayed the provision of information and may increase the risks that information provided will be inaccurate or incomplete.

6. 2014 Program

In the next compliance period Teleflex intends to extend its due diligence efforts by expanding the scope of products reviewed to include all SKUs (whereas our initial efforts included reviewing only certain products across all product groups) and to improve supplier communication through more frequent contact and follow up in an attempt to increase their response rate regarding the mine or smelter their 3TG is sourced from. Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify suppliers downstream from our direct suppliers. Teleflex will continue to work with our direct suppliers to obtain more information regarding their suppliers to improve our program.

The information contained in any website referenced above is not incorporated by reference in this report.

Appendix A

Teleflex Conflict Minerals Policy Statement

On August 22, 2012, the U.S. Securities and Exchange Commission (SEC) adopted a final rule to implement reporting and disclosure related to “conflict minerals,” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The rule requires manufacturers who are SEC filers to disclose whether the products they manufacture or contract to manufacture contain “conflict minerals” that are “necessary to the functionality or production” of those products.

Conflict minerals refer to tin, tantalum, tungsten and gold (commonly referred to as “3TG”), regardless of where they are sourced, processed or sold. The final rule is intended in part to bring greater supply chain transparency to the use of such minerals originating from the Democratic Republic of Congo and adjoining countries in an effort to help end the violent conflict which has been financed, in part, by the exploitation and trade of conflict minerals.

Tin, tungsten, tantalum and gold are essential in the manufacture of a variety of electronic and medical devices and other products, including some of Teleflex’s products. Teleflex is committed to institute procedures and reporting systems, and to conduct the necessary diligence to comply with the final rule.

Specifically, we are:

1.	using a documented reasonable due diligence process, which conforms to the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas, and are working closely with our suppliers to determine the presence of 3TG in our supply chain.

2.	taking steps to determine the use, country of origin and chain of custody of 3TG minerals in our global product portfolio

3.	committed to improve, over time, the ability to track and trace conflict minerals in our supply chain.

Teleflex sources from numerous suppliers and, a large number of our suppliers and their suppliers are private companies or international companies which are not subject to SEC regulations; therefore, Teleflex must rely on the cooperation of its suppliers in the implementation of this policy and in enabling Teleflex to meet its SEC disclosure and reporting obligations on a timely basis. Teleflex expects its suppliers to undertake reasonable due diligence within their supply chains to determine the origin of the conflict minerals contained in materials and products they supply to Teleflex.

Suppliers and other external parties are encouraged to contact us at conflict.minerals@teleflex.com if they wish to seek guidance on this policy or if they wish to report concerns.